Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and statements of Jin Medical International Ltd. (the “Company,” “we,” “our,” or “us”) for the six (6) months ended March 31, 2025, furnished as Exhibit 99.1. to this report.

Overview

Jin Medical International Ltd. through the China-based VIE, Changzhou Zhongjin, and its subsidiaries, design and manufacture wheelchairs and living aids products for people with disabilities, the elderly, and people recovering from injury. Our business focuses primarily on wheelchairs. Currently, our living aids products are only sold to a few selected customers to test the markets for these products. The majority of our products are sold to dealers in Japan and China, while a small number of our products are also sold to dealers located in other regions including the United States, Canada, Australia, Korea, Israel, Singapore, and others.

Key Financial Performance Indicators

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue, gross profit and gross margin, operating expenses, and operating income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “A. Operating Results”.

Revenue

Our revenue is derived primarily from sales of wheelchairs, wheelchair components and living aids products, and healthcare products. We rely to a significant extent on our network of dealers to sell our products to end customers. We distribute approximately 98% of our products through qualified dealers. Our revenue is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. In addition, revenue is also impacted by competition, current economic conditions, pricing, inflation, and fluctuations in foreign currencies.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists of raw materials, direct labor and other related production overhead. Raw materials account for the largest portion of our cost of revenue. Supplies and prices of our various raw materials can be affected by worldwide supply and demand factors, as well as other factors beyond our control such as financial market trends. We purchase, directly and indirectly through third-party suppliers, significant amounts of aluminum, steel, plastics, titanium alloys, as well as other commodity-sensitive raw materials annually. In particular, in past years, steel and aluminum prices have experienced volatility which has been unforeseen and unexpected. Raw material price fluctuations may adversely affect our operating results and profitability. From time to time, we purchase and store steel, iron, aluminum, and other raw materials up to 3 months in advance to provide economic buffers regarding portions of our pricing and supply. Due to the impact of Covid-19, some of our wheelchair components, such as tires, we had placed orders up to 6 months in advance from suppliers in Taiwan and Japan since October 2021. However, the orders from these suppliers have returned to 3 months for delivery since February 2023. For the majority of our raw material purchases we do not typically enter into any fixed-price contracts and may not be able to accurately anticipate future raw material prices for those inputs.

Over the past years, we have invested significant time and energy to achieve cost reduction and productivity improvement in our supply chain. We have focused on reducing raw materials costs through increased volume buying, direct purchasing, and price negotiations. In addition, we achieve manufacturing efficiency by standardizing and optimizing certain procedures across our production cycle such as procurement, engineering and product development, manufacturing, dealer management, and pricing. On the other hand, labor is a primary component in the cost of operating our business. Increased labor costs due to competition, increased minimum wage or employee benefits costs, or otherwise, would adversely impact our operating expenses. And our success also depends on our ability to attract, motivate, and retain qualified employees, including senior management and technically competent employees, to keep pace with our growth strategy.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether we are selling our products at an appropriate gross profit. Our gross margin is impacted by our product mix and availability, as some new or high-end products generally provide higher gross margins. Gross margin is also impacted by prices of our products. We consider many factors such as cost of revenue increases and competitive pricing strategies. We have historically been able to launch new products with higher prices, and these new products can reflect market trends and are designed to meet customer new demand. To achieve this, we seek to maintain continued focus on our R&D efforts that we believe will enhance our existing market positions and allow us to compete into new, attractive, wheelchair and other living aids products categories.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 7.6% and 3.4% of our total revenue for the six months ended March 31, 2025 and 2024, respectively. We expect that our overall selling expenses, including but not limited to, advertising expenses and brand promotion expenses, will continue to increase in the foreseeable future if our business further grows.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meal expenses and professional service expenses. General and administrative expenses were 14.7% and 14.6% of our revenue for the six months ended March 31, 2025 and 2024, respectively. Our general and administrative expenses decreased by 5.9% for the six months ended March 31, 2025 as compared to the same period last year, however, we will incur additional expenses in connection with the expansion of our business operations, we expect our general and administrative expenses, including, but not limited to, business consulting expenses, to continue to increase in the foreseeable future. We also expect our professional fees for legal, audit, and advisory services to increase after we became a public company upon the completion of initial public offering.

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair and living aids products, depreciation and other miscellaneous expenses. Research and development expenses were 6.7% and 5.8% of our revenue for the six months ended March 31, 2025 and 2024, respectively. As we continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to increase in the foreseeable future.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes interest income, other income, and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

A. Operating Results

Comparison of Results of Operations for the Six Months Ended March 31, 2025 and 2024

The following table summarizes the results of our operations during the six months ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended March 31,		Variance
	2025	2024	Amount	%
Revenue	$9,881,505	$10,556,891	$(675,386)	(6.4)%
Cost of revenue and related tax	7,478,983	6,820,561	658,422	9.7%
Gross profit	2,402,522	3,736,330	(1,333,808)	(35.7)%

OPERATING EXPENSES
Selling expenses	747,258	358,768	388,490	108.3%
General and administrative expenses	1,448,590	1,538,680	(90,090)	(5.9)%
Research and development expenses	660,886	609,645	51,241	8.4%
Total operating expenses	2,856,734	2,507,093	349,641	13.9%

INCOME (LOSS) FROM OPERATIONS	(454,212)	1,229,237	(1,683,449)	(137.0)%

OTHER INCOME
Interest income, net	301,535	681,588	(380,053)	(55.8)%
Foreign exchange gain	58,857	414	58,443	14,116.7%
Other income, net	122,384	102,164	20,220	19.8%
Total other income, net	482,776	784,166	(301,390)	(38.4)%

INCOME BEFORE INCOME TAX PROVISION	28,564	2,013,403	(1,984,839)	(98.6)%

INCOME TAX PROVISION	19,566	309,013	(289,447)	(93.7)%

NET INCOME	8,998	1,704,390	(1,695,392)	(99.5)%

Less: net income (loss) attributable to non-controlling interest	98,006	(89,704)	187,710	(209.3)%

NET INCOME (LOSS) ATTRIBUTABLE TO JIN MEDICAL INTERNATIONAL LTD.	(89,008)	1,794,094	(1,883,102)	(105.0)%

Revenues

We generate revenue primarily from wheelchair products, wheelchair components and other products such as living aids products, as well as healthcare products, and these products are sold in Japan, China and other countries. Our wheelchair products consist primarily of manual wheelchairs. Our products also consist of living aids products such as oxygen concentrators, bath aids, rehabilitative devices and shared healthcare products and related infrastructures, as well as healthcare products including micro hyperbaric chambers and scientific cosmetic products. Total revenue decreased by $675,386, or 6.4%, from $10,556,891 for the six months ended March 31, 2024 to $9,881,505 for the six months ended March 31, 2025.

The following table sets forth the breakdown of our revenue for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31,
	2025	2024	Change
	Amount	Amount	Amount	%
Wheelchair	$7,261,231	$7,694,373	$(433,142)	(5.6)%
Wheelchair components	991,901	842,681	149,220	17.7%
Other products	1,628,373	2,019,837	(391,464)	(19.4)%
Total revenue	$9,881,505	$10,556,891	$(675,386)	(6.4)%

Revenue from wheelchair products accounted for 73.5% and 72.9% of our total revenue for the six months ended March 31, 2025 and 2024, respectively. Revenue from wheelchair products decreased by $433,142, or 5.6%, from $7,694,373 for the six months ended March 31, 2024 to $7,261,231 for the six months ended March 31, 2025. The decrease was mainly due to decreased sales of wheelchair products to our largest customer Nissin in Japan. Nissin purchases wheelchair products from us in RMB and sell them in Japanese Yen in Japan. However, due to the overall weakening of the Japanese Yen since October 2023, profitability of Nissin was negatively impacted as their cost of wheelchair products increased. As a result, sales orders we received from Nissin decreased, and total sales to Nissin and its subsidiaries decreased by approximately $665,000 during the six months ended March 31, 2025. However, the decrease was partially offset by the increased revenue from some new customers we developed during the six months ended March 31, 2025. The Japanese yen has gradually appreciated against RMB since the beginning of 2025, and the management expects the impact of foreign currency fluctuation on our revenue from Nissin is temporary.

Revenue from wheelchair components accounted for 10.0% and 8.0% of our total revenue for the six months ended March 31, 2025 and 2024, respectively. Revenue from wheelchair components increased by $149,220, or 17.7%, from $842,681 for the six months ended March 31, 2024 to $991,901 for the six months ended March 31, 2025. The increase was mainly due to more sales orders of wheelchair components we received during the six months ended March 31, 2025. Wheelchair components are ordered by our customers for their repair and maintenance purposes, and such orders fluctuate based on their estimated further demands.

Revenue from other products accounted for 16.5% and 19.1% of our total revenue for the six months ended March 31, 2025 and 2024, respectively. Revenue from other products decreased by $391,464, or 19.4%, from $2,019,837 for the six months ended March 31, 2024 to $1,628,373 for the six months ended March 31, 2025. The decrease was mainly due to the decreased revenue of $1,179,869 from nano products, micro hyperbaric oxygen chamber products and other products during the six months ended March 31, 2025. And the decrease was partially offset by the increased revenue of $788,405 from electric scooters. We have been continuously increasing research and development activities towards new products development, and expect the sales of our other products will grow in the coming years.

Cost of Revenues and Related Tax

Our cost of revenues and related tax primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues and related tax generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, etc. Our overall cost of revenue and related tax increased by $658,422, or 9.7%, from $6,820,561 for the six months ended March 31, 2024 to $7,478,983 for the six months ended March 31, 2025.

The following table sets forth the breakdown of our cost of revenue and related tax for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31,
	2025	2024	Change
	Amount	Amount	Amount	%
Wheelchair	$5,538,233	$5,184,260	$353,973	6.8%
Wheelchair components	752,294	640,079	112,215	17.5%
Other products	1,188,456	996,222	192,234	19.3%
Total revenue	$7,478,983	$6,820,561	$658,422	9.7%

Cost of revenue and related tax from wheelchair products increased by $353,973, or 6.8%, from $5,184,260 for the six months ended March 31, 2024 to $5,538,233 for the six months ended March 31, 2025. The cost of revenue and related tax increased despite the decreased revenue during the same period, due to the increased fixed cost per unit, and the utilization of certain high-unit-price components for our standard and economy wheelchair products, as discussed in greater details below.

Cost of revenue and related tax from wheelchair components increased by $112,215, or 17.5%, from $640,079 for the six months ended March 31, 2024 to $752,294 for the six months ended March 31, 2025. The increase in cost of revenue and related tax from wheelchair components was largely in line with the increase in revenue from wheelchair components.

Cost of revenue and related tax from other products increased by $192,234, or 19.3%, from $996,222 for the six months ended March 31, 2024 to $1,188,456 for the six months ended March 31, 2025. The cost of revenue and related tax increased despite the decreased revenue during the same period, due to the increased sale of electric scooters that have lower gross margin, as discussed in greater details below.

Gross profit

Our gross profit decreased by $1,333,808, or 35.7%, from $3,736,330 for the six months ended March 31, 2024 to $2,402,522 for the six months ended March 31, 2025. The decrease was mainly attributable to the decreased gross profit from wheelchair products and other products, which was partially offset by the increased gross profit from wheelchair components. Our gross margin decreased by 11.1 percentage points from 35.4% for the six months ended March 31, 2024 to 24.3% for the six months ended March 31, 2025.

The following table sets forth the breakdown of our gross profit for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31,				Variance
	2025	Margin %	2024	Margin %	Amount	%
Wheelchair	$1,722,998	23.7%	$2,510,113	32.6%	$(787,115)	(31.4)%
Wheelchair components	239,607	24.2%	202,602	24.0%	37,005	18.3%
Other products	439,917	27.0%	1,023,615	50.7%	(583,698)	(57.0)%
Total Gross Profit and Margin %	$2,402,522	24.3%	$3,736,330	35.4%	$(1,333,808)	(35.7)%

The gross profit of wheelchair products decreased by $787,115, or 31.4%, from $2,510,113 for the six months ended March 31, 2024 to $1,722,998 for the six months ended March 31, 2025, which was due to the decrease in revenue from wheelchair products. The gross margin decreased by 8.9% from 32.6% for the six months ended March 31, 2024 to 23.7% for the six months ended March 31, 2025. Sales orders for wheelchair products declined as discussed above, but the fixed cost we incurred remained stable, which led to the increased fixed cost per unit for the six months ended March 31, 2025. Furthermore, the decrease in gross margin was attributable to the utilization of certain high-unit-price components for our standard and economy wheelchair products, which did not increase the selling price but led to higher variable costs for these wheelchairs, in order to enhance inventory turnover efficiency.

The gross profit of wheelchair components increased by $37,005, or 18.3%, from $202,602 for the six months ended March 31, 2024 to $239,607 for the six months ended March 31, 2025, which was due to the increase in revenue from wheelchair components. The gross margin remained relatively stable with a slighted increase of 0.2% from 24.0% for the six months ended March 31, 2024 to 24.2% for the six months ended March 31, 2025.

The gross profit of other products decreased by $583,698, or 57.0%, from $1,023,615 for the six months ended March 31, 2024 to $439,917 for the six months ended March 31, 2025, which was due to decrease in the revenue of other products. The gross margin of other products decreased by 23.7% from 50.7% for the six months ended March 31, 2024 to 27.0% for the six months ended March 31, 2025. The decrease was primarily due to the increased sales of electric scooters that have lower gross margin. The decrease in gross margin was also attributable to the decreased sales of nano products, micro hyperbaric oxygen chamber products with higher gross margin during the six months ended March 31, 2025.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31,
	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$9,881,505	100.0%	$10,556,891	100.0%	$(675,386)	(6.4)%
Operating expenses:
Selling expenses	747,258	7.6%	358,768	3.4%	388,490	108.3%
General and administrative expenses	1,448,590	14.7%	1,538,680	14.6%	(90,090)	(5.9)%
Research and development expenses	660,886	6.7%	609,645	5.8%	51,241	8.4%
Total operating expenses	$2,856,734	28.9%	$2,507,093	23.7%	$349,641	13.9%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses.

Our selling expenses increased by $388,490, or 108.3%, from $358,768 for the six months ended March 31, 2024 to $747,258 for the six months ended March 31, 2025. The increase was primarily attributable to higher selling expenses generated by our newly incorporated subsidiary Zhongjin Kangma in the six months ended March 31, 2025, as Zhongjin Kangma had relatively lower selling expenses in the initial period of business operation during the six months ended March 31, 2024. The increase in selling expenses of Zhongjin Kangma was mainly due to the increased promotion expenses of $223,094 as we launched online stores in multiple online shopping platforms and incurred higher promotion expenses in connection with introduction and promotion of our products to customers. Meanwhile, Zhongjin Kangma hired additional sales staff due to the business expansion which led to an increased salaries and welfare benefit expenses of $115,520. As a percentage of revenues, our selling expenses accounted for 7.6% and 3.4% of our total revenue for the six months ended March 31, 2025 and 2024, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses and professional service expenses.

Our general and administrative expenses decreased by $90,090, or 5.9%, from $1,538,680 for the six months ended March 31, 2024 to $1,448,590 for the six months ended March 31, 2025. The decrease was primarily due to the decrease in business consulting expenses, as we incurred business consulting expenses of $163,092 for the expansion of our business operations during the six months ended March 31, 2024, however, no such expenses incurred during the six months ended March 31, 2025. The decrease in general and administrative expenses was partially offset by the increase in audit, legal and accounting related professional service fee of $75,706. As a percentage of revenues, our general and administrative expenses accounted for 14.7% and 14.6% of our total revenue for the six months ended March 31, 2025 and 2024, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair products, depreciation and other miscellaneous expenses.

Our research and development expenses increased by $51,241, or, 8.4%, from $609,645 for the six months ended March 31, 2024 to $660,886 for the six months ended March 31, 2025. The increase is primarily attributable to the increased research and development activities towards products development, and we invested in more manpower and materials during the six months ended March 31, 2025. As a percentage of revenues, research and development expenses accounted for 6.7% and 5.8% of our total revenue for the six months ended March 31, 2025 and 2024, respectively.

Other income

Our other income primarily includes interest expenses incurred on our short-term bank loans, interest income from our short-term investments, foreign exchange transaction gain (loss), government subsidies and others.

Our net interest income decreased by $380,053, or 55.8%, from net interest income of $681,588 for the six months ended March 31, 2024 to net interest income of $301,535 for the six months ended March 31, 2025. The decrease in interest income was primarily due to the decrease in interest income of $286,908, as a result of the short-term investments with lower rates of return during the six months ended March 31, 2025. The decrease in net interest income was also attributable to the increase in interest expenses of $79,311, which was in line with the increased weighted average loan balance during the six months ended March 31, 2025.

Our foreign exchange transaction gain was $58,857 for the six months ended March 31, 2025, as compared to a foreign exchange transaction gain of $414 for the six months ended March 31, 2024, primarily due to the fluctuation in foreign exchange rate on our cash in bank, accounts receivables and accounts payable that denominated in foreign currencies such as U.S. dollars and Japanese Yen during the six months ended March 31, 2025.

Our net other income was $122,384 for the six months ended March 31, 2025 as compared to $102,164 for the six months ended March 31, 2024. The increase in net other income was mainly due to the increased government subsidies we received during the six months ended March 31, 2025.

Provision for income taxes

Our provision for income taxes was $19,566 for the six months ended March 31, 2025, a decrease of $289,447, or 93.7%, from $309,013 for the six months ended March 31, 2024, primarily due to the decreased current income tax expenses resulting from decreased taxable income of Changzhou Zhongjin and Taizhou Zhongjin. The decrease was also attributable to the decreased deferred income tax expense for the six months ended March 31, 2025.

Net income

As a result of the foregoing, we reported a net income of $8,998 for the six months ended March 31, 2025, representing a $1,695,392, or 99.5% decrease from a net income of $1,704,390 for the six months ended March 31, 2024.

Net income (loss) attributable to non-controlling interest

Changzhou Zhongjin owns an equity interest of 80% of Zhongjin Kangma which was incorporated on August 21, 2023. Accordingly, we recorded non-controlling interest income (loss) attributed to non-controlling shareholder of Zhongjin Kangma. The net income attributable to non-controlling interest increased by $187,710, or 209.3% from net loss of $89,704 for the six months ended March 31, 2024 to net income of $98,006 for the six months ended March 31, 2025.

Net income (loss) attributable to Jin Medical International Ltd.

As a result of the foregoing, we reported a net loss attributable to Jin Medical International Ltd. of $89,008 for the six months ended March 31, 2025, representing a $1,883,102, or 105.0% decrease from a net income attributable to Jin Medical International Ltd. of $1,794,094 for the six months ended March 31, 2024.

B. Liquidity and Capital Resources

Prior to the 20-for-1 forward stock split as mentioned below, on March 30, 2023, we closed our initial public offering (the “Offering”) of 1,000,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”), at a public offering price of $8.00 per share for total gross proceeds of $8.0 million before deducting underwriting discounts and offering expenses. Net proceeds of our Offering were approximately $6.8 million. In addition, we granted the representative of the underwriters a 45-day option to purchase up to an additional 150,000 Ordinary Shares at the public offering price. On April 6, 2023, the representative of the underwriters partially exercised the over-allotment option to purchase an additional 47,355 Ordinary Shares at the Offering price of $8.00 per share for total gross proceeds of $378,840 before deducting underwriting discounts and commissions. Our Ordinary Shares commenced trading under the symbol “ZJYL” on the Nasdaq Capital Market on March 28, 2023.

On January 30, 2024, the Company’s shareholders approved a 20-for-1 forward split of the Company’s ordinary shares to subdivide each of the issued and unissued ordinary shares with a par value of US$0.001 each in the capital of the Company into twenty (20) ordinary shares with a par value of US$0.00005 each (the “Subdivision”), such that, following the Subdivision, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each. No fractional shares will be issued in connection with the Subdivision. On February 2, 2024, the board of directors approved a market effective date of February 8, 2024. As a result of the Subdivision, the Company’s shares and per share data as reflected in the unaudited condensed consolidated financial statements were retroactively restated as if the transaction occurred at the beginning of the periods presented.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC operating entities to transfer their net assets to us through loans, advances or cash dividends. See Risk Factors - Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment. Furthermore, as an offshore holding company with PRC entities, we may only transfer funds to or finance our PRC operating entities by means of loans or capital contributions. Any capital contributions or loans that we make to our PRC operating entities, including from the proceeds of this offering, are subject to PRC regulations and approvals. See Risk Factors - PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating entities.

As of March 31, 2025, we had $11,131,890 in cash as compared to $8,136,179 as of September 30, 2024, and $19,824,675 in short-term investments as compared to $18,621,251 as of September 30, 2024. In addition, we had $15,726,649 in short-term bank loans as of March 31, 2025 as compared to $11,322,440 as of September 30, 2024. During the six months ended March 31, 2025, we borrowed additional bank loans to fund the construction of our new manufacturing facilities. Detailed construction plans are provided below. The management expects that the Company will be able to renew its existing bank loans upon their maturity based on past experience and its good credit history.

We also had $4,238,724 in accounts receivable as compared to $5,912,035 as of September 30, 2024. Approximately 59.3%, or $2.5 million of the March 31, 2025 balance have been subsequently collected. The remaining balance of approximately $1.7 million is expected to be collected before March 31, 2026. Collected accounts receivable will be used as working capital in our operations.

On October 18, 2024, we entered into a subcontract agreement for the construction of a new manufacturing facility in Chuzhou City, Anhui, to expand the production capacity for our premium mobility products, particularly mid-to-high-end electric wheelchairs and senior mobility scooters. The investment budget for the new manufacturing facility is approximately RMB73.2 million (approximately $10.1 million) after VAT deduction. The construction is expected to be completed in October 2025. As of March 31, 2025, our contractual obligation under the manufacturing facility construction was approximately RMB58.4 million (approximately $8.1 million). As of March 31, 2025, we had spent approximately RMB14.8 million (approximately $2.0 million), and from April 2025 to the date of this report, the subsequent payment was RMB7.6 million (approximately $1.1 million), and the future minimum expenditure is estimated to be RMB50.8 million (approximately $7.0 million). We plan to support the future construction through cash flows from operations, borrowings from banks and the proceeds received from the additional equity securities, if necessary.

As of March 31, 2025, our working capital balance was approximately $23.0 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities and borrowings from banks will be sufficient to meet our working capital needs and the construction of new manufacturing facilities in the foreseeable future. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. Our capital expenditures, including infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to financing sources, such as additional bank loans and equity financing, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs mainly by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

Cash Flows

Six Months ended March 31, 2025 and 2024

The following table sets forth summary of our cash flows for the periods indicated:

	For the six months ended March 31,
	2025	2024
Net cash provided by operating activities	$2,562,029	$49,997
Net cash used in investing activities	(4,188,764)	(4,149,238)
Net cash provided by financing activities	4,901,089	6,004,298
Effect of exchange rate change on cash	(278,643)	40,337
Net increase in cash	2,995,711	1,945,394
Cash, beginning of period	8,136,179	6,929,508
Cash, end of period	$11,131,890	$8,874,902

Operating Activities

Net cash provided by operating activities was $2,562,029 for the six months ended March 31, 2025, mainly derived from a net income of $8,998 for the period, and net changes in our operating assets and liabilities, which mainly included a decrease in accounts receivable of $2,530,731, a decrease in inventories of $546,225 and a decrease in taxes payable of $516,710 during the six months ended March 31, 2025.

Net cash provided by operating activities was $49,997 for the six months ended March 31, 2024, mainly derived from a net income of $1,704,390 for the period, and net changes in our operating assets and liabilities, which mainly included an increase in prepaid expenses and other current assets of $1,308,346 and a decrease in accounts payable of $278,216 during the six months ended March 31, 2024.

Investing Activities

Net cash used in investing activities amounted to $4,188,764 for the six months ended March 31, 2025, and primarily included the payments for short-term investments of $5,280,383, purchase of property, plant and equipment of $2,051,134 and prepayment for business acquisition of $500,000, which were partially offset by the redemption of short-term investments of $3,642,753.

Net cash used in investing activities amounted to $4,149,238 for the six months ended March 31, 2024, and primarily included the payments for short-term investments of $16,136,000 and purchase of land-use right of $980,692, which were partially offset by the redemption of short-term investments of $8,810,675 and repayment of advances made to related parties of $4,240,111.

Financing Activities

Net cash provided by financing activities amounted to $4,901,089 for the six months ended March 31, 2025, which included proceeds from short-term bank loans of $9,335,497, which was partially offset by repayments of short-term bank loans of $4,532,805.

Net cash provided by financing activities amounted to $6,004,298 for the six months ended March 31, 2024, which included net proceeds from sale of Ordinary Shares of $311,995 and proceeds from short-term bank loans of $5,554,080.

Contractual obligations

As of March 31, 2025, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Future lease payments (1)	$192,577	$104,253	$88,324	$-	$-	$-	$-
Short-term bank loans (2)	15,726,649	15,726,649	-	-	-	-	-
Manufacturing facilities construction (3)	8,054,518	6,143,673	1,626,434	-	94,804	-	189,607
Total	$23,973,744	$21,974,575	$1,714,758	$-	$94,804	$-	$189,607

(1)	We lease offices spaces and employee dormitories, which are classified as operating leases in accordance with ASC Topic 842. As of March 31, 2025, our future lease payments totaled $192,577.

(2)	Represents the outstanding principal balance of short-term loans from banks.

(3)	Payment for manufacturing facilities construction work: as of March 31, 2025, our contractual obligation to pay for manufacturing facilities construction totaled $8,054,518, as discussed in “—Liquidity and Capital Resources” above mentioned in more details.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2025 and September 30, 2024.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for either our wheelchair business or living aids products business.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Attract Additional Dealers and Expand our Dealer Network

We sell our products through a network of qualified dealers, many of whom also sell products of our competitors. Our business is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. The geographic coverage of our dealers and their individual business conditions can affect the ability of our dealers to sell our products to end customers. One major dealer and its subsidiaries represented 67.0% and 59.4% of our revenue for the six months ended March 31, 2025 and 2024, respectively. There may be consolidation and changes in the dealership landscape over time which could affect the performance of our existing dealers. Thus, if we are unable to secure business relationship with our existing dealers or recruit more reputable and qualified dealers, our results of operations may be adversely and materially impacted. If we are unable to renew our contracts with our largest dealer or re-negotiate an agreement under the same or more advantageous terms, our sales and results of operations could be adversely affected. Therefore, the success of our business in the future depends on our efforts to expand our distribution network and attract new dealers in both existing and new markets. The success in expanding our distribution network will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, dealers and optimize our network of dealers. If our marketing efforts fail to convince dealers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

Our Ability to Increase Awareness of Our Brands and Develop Customer Loyalty

Our portfolio of both wheelchairs and living aids products is comprised of quality products. Our brands are integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future products and is an important element in our effort to increase our customer base. Successful promotion of our brand names will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brands, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (including raw materials, direct labor and related production overhead) have a direct impact on our profitability. The raw materials used in the manufacturing of our products are subject to price volatility and inflationary pressures. Our success is dependent, in part, on our ability to reduce our exposure to increase in those costs through a variety of ways, while maintaining and improving margins and market share. Raw materials price increases may offset our productivity gains and price increases and may adversely impact our financial results. In addition, our staffing costs (including payroll and employee benefit expenses) and operating expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. To the extent that the costs we are required to pay to our suppliers and our staff exceed our estimates, our profits may be impaired. If we fail to implement initiatives to control costs and improve our operating efficiency over time, our profitability will be negatively impacted.

Our Ability to Compete Successfully

The wheelchair and living aids markets are developing rapidly, and related technology trends are constantly evolving. This results in the frequent introduction of new products and services, relatively short product design cycles and significant price competition. We have competitors in China and Japan that manufacture products similar to ours. Some of our current or potential competitors may have significantly greater financial resources and expertise in research and development, manufacturing, product testing, obtaining regulatory approvals and marketing approved products than we do, which could result in our competitors establishing a strong market position before our new products are able to enter the market. Additionally, technologies developed by our competitors may render our product uneconomical or obsolete. If we do not compete effectively, our operating results could be harmed.

A Severe or Prolonged Slowdown in the Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The growth of the Chinese economy has been slowing down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

C. Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) income taxes and (iii) fair value measurements. See “Note 2—Summary of Significant Accounting Policies” to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of long-lived assets

We evaluate our long-lived assets, including property, plant and equipment, operating lease right-of-use assets and land use right for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, we did not recognize any impairment loss on long-lived assets for the six months ended March 31, 2025 and 2024.

Credit Losses

On October 1, 2023, we adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The adoption of the credit loss accounting standard has no material impact on our consolidated financial statements as of October 1, 2023.

Our account receivables and other receivables included in prepaid expenses and other current assets on the unaudited condensed consolidated balance sheets are within the scope of ASC Topic 326. We make estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are recorded as allowance for credit losses on the unaudited condensed consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event we recover amounts previously reserved for, we will reduce the specific allowance for credit losses.

Income taxes

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of income and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments of pre-tax income amount filed with local tax authorities in accordance with relevant local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such a determination is made. As of March 31, 2025 and September 30, 2024, we recorded deferred tax assets of $245,021 and $499,942, net of valuation allowance of $110,574 and $378,620, respectively.